EXHIBIT 99.1

JOINT FILING AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

B CAPITAL GLOBAL GROWTH III, L.P.
Signature: /s/ Rajarshi Ganguly
Name/Title: Rajarshi Ganguly, Authorized Signatory
Date: November 14, 2025

B CAPITAL HEALTHCARE I, L.P.
Signature: /s/ Rajarshi Ganguly
Name/Title: Rajarshi Ganguly, Authorized Signatory
Date: November 14, 2025

B CAPITAL GROUP MANAGEMENT, L.P.
Signature: /s/ Rajarshi Ganguly
Name/Title: Rajarshi Ganguly, Authorized Signatory
Date: November 14, 2025

HORNET CO-INVEST, L.P.
Signature: /s/ Rajarshi Ganguly
Name/Title: Rajarshi Ganguly, Authorized Signatory
Date: November 14, 2025

HORNET CO-INVEST INVESTORS, LTD.
Signature: /s/ Rajarshi Ganguly
Name/Title: Rajarshi Ganguly, Authorized Signatory
Date: November 14, 2025